Consent of Expert

In connection with the Annual Report on Form 40-F for the year ended December 31, 2016 (the "Form 40-F") of Timmins Gold Corp., l, Antonio Loschiavo, P.Eng of AKF Mining Services Inc., hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the Ana Paula Project and to the technical report entitled "Ana Paula Project Preliminary Economic Assessment, Municipalities of Cuetzala del Progreso and Apaxtla del Castregon, Guerrero State, Mexico” dated November 24, 2016 (collectively, the "Technical Information") and to the incorporation by reference of references to, and summaries of, the Technical Information In the Form 40-F.

Antonio Loschiavo, P.Eng.
AKF Mining Services Inc.
President

March 20, 2017